SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as a Leading Vendor in 2015 Aite Group Trade Surveillance and Monitoring Impact Report , Dated March 2, 2015

99.2	No Need for Another App – What Consumers Really Want is Better Service over Existing Channels, NICE Survey Shows, Dated March 3, 2015

99.3	NICE Takes Home Three Stevie Awards for its Customer Engagement Solutions, Dated March 5, 2015

99.4	Want to Create the Perfect Customer Experience? NICE Experts Share Best Practices at Upcoming Customer Engagement Events, Dated March 16, 2015

99.5	NICE Named to 2015 CRM Watchlist for its Impact on the Market, Dated March 19, 2015

99.6	NICE and BoomeRing Announce Integrated Mobile Recording Solution for Regulatory Compliance, Dated March 23, 2015

99.7	NICE Introduces Voice Quality Metrics to Support Compliance Standards for Trading Recording, Dated March 25, 2015

99.8	No Need to Press Zero – NICE Makes Automated Phone Service Effortless with New IVRJourney Analytics, Dated March 26, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: April 6, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as a Leading Vendor in 2015 Aite Group Trade Surveillance and Monitoring Impact Report , Dated March 2, 2015

99.2	No Need for Another App – What Consumers Really Want is Better Service over Existing Channels, NICE Survey Shows, Dated March 3, 2015

99.3	NICE Takes Home Three Stevie Awards for its Customer Engagement Solutions, Dated March 5, 2015

99.4	Want to Create the Perfect Customer Experience? NICE Experts Share Best Practices at Upcoming Customer Engagement Events, Dated March 16, 2015

99.5	NICE Named to 2015 CRM Watchlist for its Impact on the Market, Dated March 19, 2015

99.6	NICE and BoomeRing Announce Integrated Mobile Recording Solution for Regulatory Compliance, Dated March 23, 2015

99.7	NICE Introduces Voice Quality Metrics to Support Compliance Standards for Trading Recording, Dated March 25, 2015

99.8	No Need to Press Zero – NICE Makes Automated Phone Service Effortless with New IVRJourney Analytics, Dated March 26, 2015